Wing Tai Holdings Limited

107 Tampines Road, Singapore 535129

Tel (65) 280 9111 Fax (65) 383 8940

http://www.wingtaiasia.com.sg

1 April 2002

Division of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC File No: 82-4632

Dear Sirs

RULE 12g3-2(b)

We refer to the above-reference exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Wing Tai Holdings Limited (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of Form 24 dated 1 April 2002 and filed with the Registrar of Companies, Singapore.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours faithfully
For and on behalf of
WING TAI HOLDINGS LIMITED

Woo Kah Wai
Company Secretary

Enc.

dlw 4/23

Wing Tai Holdings Limited

107 Tampines Road, Singapore 535129

Tel (65) 280 9111 Fax (65) 383 8940

http://www.wingtaiasia.com.sg

2 April 2002

Division of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC File No: 82-4632

Dear Sirs

RULE 12g3-2(b)

We refer to the above-reference exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Wing Tai Holdings Limited (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of Form 24 dated 2 April 2002 and filed with the Registrar of Companies, Singapore.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours faithfully
For and on behalf of
WING TAI HOLDINGS LIMITED

Woo Kah Wai
Company Secretary

Enc.